NLS PHARMACEUTICS ltd.

The Circle 6

8058 Zurich, Switzerland

June 9, 2025

Via EDGAR

Eric Atallah

Angela Connell

Doris Stacey Gama

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	NLS Pharmaceutics Ltd. Amendment No. 2 Registration Statement on Form F-4 Filed March 31, 2025 File No. 333-284075

Dear Sirs and Madams,

The purpose of this letter is to respond to the comment letter of April 15, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Registration Statement on Form F-4. For your convenience, your original comments appear in bold text, followed by the responses of NLS Pharmaceutics Ltd. (the “Company,” “we,” “our” and similar terminology). We are concurrently filing Amendment No. 3 to the Registration Statement on Form F-4 (“Amendment No. 3”).

Page references in our responses are to Amendment No. 3. Unless otherwise stated, any defined terms in Amendment No. 3 apply within this letter.

Amendment No. 1 to Registration Statement on Form F-4

Kadimastem Overview, page 133

1.	In your response to prior comment 9 your revised disclosure states that you have observed, based on your data, that the transplantation of your mature cells enhances treatment. You then proceed to discuss results from NCT04786262 which appears to be a trial conducted by Vertex Pharmaceuticals which is ongoing. Please tell us why it is appropriate for you to describe another company's clinical data in support of claims that are related to your product candidates. Please note that we may have further comment after reviewing your response. Alternatively, please remove this disclosure. You may state, if true, that clinical trials of other product candidates by other companies have shown that the transplantation of mature cells may enhance treatment, but that you have yet to observe this effect in a clinical trial that you have conducted or sponsored.

Response: In response to the Staff’s comment, we have revised the disclosure on page 200 of Amendment No. 3 to remove the disclosure regarding results from NCT04786262.

Kadimastem’s Solutions, page 135

2.	We note your response to prior comment 10. Please also briefly describe the peer review papers listed supporting your claims.

Response: In response to the Staff’s comment, we have revised the disclosure beginning on page 201 of Amendment No. 3.

Encap-IsletRx, page 145

3.	Given that you have yet to conduct studies demonstrating the efficacy of this product candidate and delivery strategy, please remove references to "efficacy" in your figure on page 145 labeled Encap-IsletRx Preclinical Efficacy.

Response: In response to the Staff’s comment, we have revised the disclosure beginning on page 212 of Amendment No. 3 to remove references to efficacy.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheets, page 193

4.	We note the pro forma adjustment columns at the top of page 194 are labeled “NLS” and “Kadimastem”, rather than “Pre-Merger Transaction Accounting Adjustments” and “Transaction Accounting Adjustments”. Please revise to present consistently labeled column headings in your pro forma balance sheets.

Response: In response to the Staff’s comment, we have revised the disclosure in Amendment No. 3 on page 264 of Amendment No. 3 to present the column headings consistently.

Unaudited Pro Forma Condensed Combined Statement of Operations and Other

Comprehensive Loss, page 195

5.	We note from your revised disclosures in response to prior comment 21 that Kadimastem conducted a reverse share split at a 10-for-1 ratio on March 21, 2024. Please explain why the split is not disclosed as a subsequent event and why EPS has not been retrospectively adjusted in Kadimastem’s financial statements. Refer to paragraph 22(f) of IAS 10 and paragraphs 26, 27 and 64 of IAS 33.

Response: We respectfully advise the Staff that we have updated the Unaudited Pro Forma Condensed Combined Financial Statements and Kadimastem’s financial statements dated as of December 31, 2024 to reflect the reverse share split. See Note (ii) to the Unaudited Pro Forma Condensed Combined Financial Statements on page 266, and Note 18.K. to Kadimastem’s financial statements dated as of December 31, 2024 on page G-36 of Amendment No. 3.

Note 5 - Estimated Purchase Price Consideration, page 201

6.	We note your response to prior comment 25. Given that the CVRs appear to be an obligation of the combined company and were executed pursuant to the terms of the merger agreement, it is unclear why the CVRs have not been reflected in your pro forma financial statements. To the extent the fair value of such CVRs is currently not estimable or material, please consider providing narrative disclosure in the footnotes to your pro forma financial statements describing the terms of the CVRs and the potential impact on future operations.

Response: In response to the Staff’s comment, we have revised the disclosure on page 271 of Amendment No. 3. We respectfully advise the Staff that the Agreement and Plan of Merger, dated November 4, 2024, between the Company, Kadimastem and NLS Pharmaceutics (Israel) Ltd., as amended on January 30, 2025, February 17, 2025, May 5, 2025 and June 5, 2025 (the “Merger Agreement”) provides that upon the terms and subject to the conditions thereof, following the closing of the merger, NLS shall work diligently to dispose of any intellectual property, assets, rights, contracts, agreements, leases, arrangements (regardless of form), approvals, licenses, permits, whether current or future, whether or not contingent, of NLS and its subsidiaries related solely to any product candidate of NLS and its subsidiaries, other than NLS’s Dual Orexin Agonist, or DOXA, platform (the “Legacy Assets”). Therefore, these assets are not intended for use in the combined company’s future operations. It is further expected that the proceeds from any sale or disposition of all or any part of the Legacy Assets will be distributed to the shareholders and warrant holders of NLS as of immediately prior to the Effective Time pursuant to the terms and conditions of the CVR Agreement. If a sale is not achieved, the Company does not intend to further develop these assets internally. Due to the uncertainty surrounding the realization of any sale, the likelihood of contingent proceeds is considered remote and of minimal value. Accordingly, these legacy assets and any related contingent distribution have not been recognized in the preliminary valuation.

General

7.	Please revise your preliminary proxy card to reflect all of the proposals being presented to shareholders.

Response: In response to the Staff’s comment, we have revised the preliminary proxy card.

If you have any questions or require additional information, please contact our attorneys Ron Ben-Bassat, Esq. at (212) 660-5003 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Alexander Zwyer Chief Executive Officer

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